Exhibit 99.1

Fuwei Films Announcement to Hold Extraordinary General Meeting

BEIJING, July 28, 2021 -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company will hold an Extraordinary General Meeting of Shareholders (the “EGM”) on August 26, 2021 at 10:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China, for the purpose of considering and, if thought fit, passing and approving the following matters:

1.          the issuance of an aggregate of 111,111,111 ordinary shares of par value of US$0.519008 each of the Company (the “Consideration Shares”) to the persons (the “Sellers”) whose names are listed in column II of Schedule A to the securities purchase agreement dated 31 March 2021 (as amended) made between the Company, Enesoon New Energy Limited (a company incorporated under the laws of the British Virgin Islands) (“Enesoon”), the Sellers, and 爱能森新能源(深圳) 有限公司 as a key subsidiary of Enesoon, in exchange for all issued shares of Enesoon; and

2.        the increase in the authorised share capital of the Company from US$2,595,040 divided into 5,000,000 ordinary shares of US$0.519008 each to US$70,066,080 divided into 135,000,000 ordinary shares of US$0.519008 each in order to cater for the issuance of the Consideration Shares.

Please refer to the notice of the EGM for the full text of the resolutions.

Holders of record of ordinary shares of the Company at the close of business on July 27, 2021 are entitled to receive notice of and attend the EGM or any adjournment or postponement thereof. Holders of record as of August 25, 2021 are welcome to attend the EGM in person. The notice of the EGM and other documents are available on the “Investor Relations” section of the Company’s website at fuweiholdings.com/cn/down.aspx.

Copies of the Notice of the EGM and other documents filed by the Company will be available at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Fuwei Films (Holdings) Co., Ltd., No. 387 Dongming Road, Weifang Shandong, China 261061.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei’s BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years; the effect of the announcement of the transaction with Enesoon on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Enesoon do business, or on the Company’s or Enesoon’s operating results and business generally; risks that the transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, at all or in a timely manner; and business disruption following the transaction. The forward-looking information provided herein represents the Company’s estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

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